

June 28, 2010

Hasmik Yaghobyan
Chief Financial Officer
Ventura Assets Limited
2241 Flintridge Drive
Glendale, CA 91206

> **Re: Ventura Assets Limited**
> **Post-effective Amendment No. 2 to Form S-1**
> **Filed June 7, 2010**
> **File No. 333-152976**

Dear Ms. Yaghobyan:

We have reviewed your response letter dated June 7, 2010 and the above-referenced filing and have the following comments. References to prior comments in this letter relate to comments in our letter dated May 21, 2010.

General

1.   In response to prior comment 1, you indicate that secondary sales of securities by some of your stockholders occurred on October 15, 2009 in the amount of 5,000 shares and on October 26, 2009 in the amount of 10,000 shares. Considering that your registration statement should have been updated nine months after the date of effectiveness as the audited financial statements were more than 16 months old, please provide us with your analysis explaining how these sales were consistent with Section 5 of the Securities Act of 1933. Include in your analysis a discussion of the implications of your potential liability to your financial statements.

Directors, Executive Officers, Promoters and Control Persons, page 38

2.   In your response to prior comment 3, you indicate that Mr. Haghnazarian is currently employed by Keller Williams Realty. Please include the dates of employment and ensure that your disclosure addresses the business experience for Mr. Haghnazarian during the past five years.

3.   As requested in prior comment 4, please address the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve in such capacity, in light of your business structure.

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct all questions to Stephani Bouvet at (202) 551-3545 or, in her absence, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal